UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contracts for sale of onshore fields in the Potiguar Basin

Rio de Janeiro, September 30, 2019 - Petróleo Brasileiro S.A. - Petrobras reports that it signed today with the company Central Resources do Brasil Produção de Petróleo Ltda. contracts for the sale of all its stake in the onshore fields of Ponta do Mel and Redonda, located in the state of Rio Grande do Norte.

The sale amount is US$ 7.2 million, to be paid in full on the transaction closing date, not including any adjustments due.

The oil production in Ponta do Mel and Redonda fields in the first half of 2019 reached a total of about 540 bbl/day. These fields were discovered in 1984 and 1987 as a result of oil exploration service contracts with a risk-clause (the so-called “Risk Contracts”) currently held by Central Resources. Through these contracts, the contracting company explored the delimited areas at its own risk and, due to the oil discoveries, became entitled to receive from Petrobras a financial share on the net income of the fields.

The transaction closing is subject to the fulfillment of precedent conditions, such as the approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

The transaction complies with the Petrobras Divestment Methodology and the provisions of the special procedure for transfer of rights on exploration, development and production for oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

The transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at generating value for our shareholders.

The Central Resources do Brasil Produção de Petróleo Ltda. is an oil and gas operator, associated to Central Resources Group, focused on the redevelopment of mature onshore fields. It currently carries out oil operations activities in Rio Grande do Norte and Espírito Santo states.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer